August 25, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Sontra Medical Corporation (the “Company”)

Form 10-KSB for the Year Ended December 31, 2005

Forms 10-QSB for the Quarters Ended March 31, 2006 and June 30, 2006

File No. 000-23017

Ladies and Gentlemen:

We are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 14, 2006 to Mr. Harry G. Mitchell, our Interim Chief Financial Officer, relating to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “Annual Report”), and in our Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 (the “Quarterly Reports”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Annual Report or Quarterly Reports, as indicated.

Form 10-KSB for the Year Ended December 31, 2005

Consolidated Financial Statements, page 28

Note 2. Summary of Significant Accounting Policies – Revenue Recognition,

COMMENT 1. We note from your disclosures throughout the filing that you entered into arrangements to sell your products through distributors. Please tell us and revise your future filings to explain the nature and significant terms of these arrangements with these distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Within your discussion, please tell us if you grant price concessions to these distributors and if so, explain to us how you account for price concessions. Please expand your policy for revenue recognition in future filings to include the accounting for these arrangements.

RESPONSE:

The Company has a standard “Distributor Agreement” (the “Agreement”)

that is used for all selling arrangements with distributors. The Agreement does not identify any post shipment obligation on the part of the Company except that the Company shall repair or replace (solely to the extent specified in any applicable express written warranty issued by the Company), any products or parts thereof that prove defective in workmanship, material, or design. The Company warrants durable equipment against defects in workmanship, material, or design for 1 year from the date of delivery to the distributor. To date there have been no material costs incurred for such defective units. Further, the Agreement states that all implied warranties, including but not limited to implied warranties of merchantability, fitness for a particular purpose and non-infringement are disclaimed by the Company. The Company agrees to accept all standing purchase orders from distributors for shipments of products under terms of net 30 days with shipments FOB Company location. The distributors have no acceptance rights after a purchase order has been submitted by them and accepted by the Company.

Regarding returned goods, prior permission from the Company to the distributor is required. Permission to return goods will be based solely on the discretion of the Company. The distributor must obtain a Returned Goods Authorization Number from the Company before returning goods. All items must be in unopened packages and will be subject to a 10% restocking charge. Returns will only be accepted within ninety (90) days of the date of purchase. Material that has been opened, damaged or tampered with is not returnable. The Company will not authorize returns for expired products. All merchandise returned to the Company must be accompanied by a copy of the packing slip or invoice enclosed with the original shipment. To date, no revenue has been recognized for which units were subsequently returned. Based on the Company’s actual return experience, we have concluded that no reserve for returns is necessary in any period presented.

In future filings, the Company will expand its disclosures to explain the nature and significant terms of the Agreement.

As a policy and in practice, the Company does not grant price concessions to its distributors. The Company provides a schedule of Products, Trademarks and Pricing to each Distributor at the time of Agreement execution. To date, all sales to distributors have been made in accordance with such pricing schedules. Once a sale has been made, no adjustment to the sale price is made under any circumstances. Based on this, the Company believes that no additional disclosure in the revenue recognition policy is required or appropriate at this time.

Form 10-QSB for the Quarter Ended June 30, 2006

Item 3. Controls and Procedures, page 24

COMMENT 2. We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that [your] disclosure controls and procedures as of the end of the period covered by this report were effective in ensuring that information required to be disclosed by the [Company] in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms.” Revise your future filings to also clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE:

In response to the Staff’s comment, the management of the Company believes that the disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that are filed by the Company under the Exchange Act is accumulated and communicated to management, including its chief executive officer and chief financial officer or interim chief financial officer, to allow timely decisions regarding required disclosure. The Company will expand its disclosure under Controls and Procedures in its future filings to clarify this fact.

Assuming no changes in the Company’s disclosure controls and procedures, the future disclosure would be as follows:

Item 3. Controls and Procedures

Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and, that the disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer (or interim chief financial officer), to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal quarter to which this report relates that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Thomas B. Rosedale, our outside counsel, at (617) 399-6935.

Very truly yours,
Sontra Medical Corporation
By:	/s/ Harry G. Mitchell
Name:	Harry G. Mitchell
Title:	Interim Chief Financial Officer
cc: Mr. Martin F. James Ms. Tara Harkins (Securities and Exchange Commission) Mr. Thomas W. Davison (Sontra Medical Corporation) Mr. Thomas B. Rosedale, Esq. (BRL Law Group LLC)